BUILDERS FIXED INCOME FUND, INC.
218 HENRY ROAD
MANCHESTER, MO 63011
(636) 207-0160

April 28, 2006

VIA EDGAR TRANSMISSION

Mr. Bric Barrientos
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Room 5422
Washington, D.C. 20549

Re:  Builders Fixed Income Fund, File No. 811-08273
Securities and Exchange Commission Staff review of
Post-Effective Amendment No. 16

Dear Mr. Barrientos:

This letter is to respond to the oral comments you provided on April 13, 2006 regarding your review of the Prospectus and Statement of Additional Information (“SAI”) for the Builders Fixed Income Fund (the “Fund”). For your convenience, your comments are summarized below in bold typeface and the Fund’s responses immediately follow.

In addition, in connection with this filing, the Fund hereby states the following:

1.
The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

PROSPECTUS

Fund Objective and Principal Investment Strategies

1.	On page three of the prospectus, the Fund’s investment strategy uses the term ‘duration.’ Please define the term ‘duration.’ (p. 3)

Response 1: As requested, the Fund has inserted the definition below, which was moved from page 10 to page 3 of the prospectus:

“Duration” means the average time to receipt of expected cash flows (discounted to present value) on a particular fixed income instrument or a portfolio of instruments. Duration takes into account the pattern of a security cash flow over time, including how cash flow is affected by prepayments and changes in interest rates. Duration also generally takes into account the effect of interest rate changes on bond prices. For example, if interest rates increase by 1%, the value of a security having an effective duration of five years generally would decrease in value by 5%.

2.	Please clarify the types of derivatives that the Fund invests in on page three. (p. 3)

Response 2: As requested, we have inserted the following disclosure on page 3:

Derivatives in which the Fund typically invests include interest rate, total return and credit default swaps, as well as collateralized mortgage obligations (“CMOs”), residential mortgage pass-through certificates and commercial mortgage-backed securities (“CMBS”). The Fund may invest in other types of derivative transactions such as futures contracts, options on swaps, options on futures contracts, forward purchase agreements and swaptions.

Principal Risks

3	a.	The Fund’s SAI indicates that the Fund may only concentrate in the home construction industry. Please explain why the Fund has not been concentrating in the home construction industry.

b.	“Concentration Risk” discusses risks associated with concentrating in the building material industry. In addition, please clarify if the Fund intends to concentrate in the building material industry.

Response: As described in the Fund’s prospectus, under normal circumstances the Fund invests at least 30% of its net assets in mortgage-backed securities that are issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac and secured by ProLoan mortgages on residential homes that are built by union labor (“ProLoan mortgage-backed securities”). The Fund’s secondary investment objective is to promote employment in the home construction industry through its ProLoan program. ProLoan is a coordinated effort involving home builders, mortgage lenders and organized building trade unions. The Fund contracts with banks and other mortgage lenders which offer ProLoan home mortgage loans to individuals whose homes are substantially union-built. The Fund’s manager coordinates with home builders and local building trade unions to ensure that residential homes are built using trained union labor and, thus, are eligible to be included in the ProLoan program. The Fund currently has approximately 34% of its net assets invested in ProLoan mortgage-backed securities and, as a result, it is concentrating (e.g. 25% or greater investment) in the home construction industry.

As requested, we have conformed the “Concentration Risk” to the SAI concentration policy as follows:

Concentration Risk. Because ProLoan mortgage-backed securities are secured by mortgages on residential homes, their availability and/or performance generally are affected by events that affect the home construction industry. This means that economic, business or political changes affecting the home construction industry could increase the market risk and the potential for fluctuation in the value of the Fund’s shares because of its concentration in this industry. For example, a rise in interest rates typically will result in a decrease in the number of buyers seeking to build new homes and, consequently, the number of ProLoan mortgage-backed securities available for investment. Similarly, an increase in the price of building materials typically will result in an increase in the price of new homes and, therefore, in a decrease in new buyers and, consequently, ProLoan mortgage-backed securities available for the Fund’s investment.

Performance

4.
On page five, the paragraph before the bar chart states that “[p]ast performance does not guarantee future results.” Please amend the disclosure to indicate past performance before and after taxes. (p. 5)

Response 4: The Fund has omitted this language because the Fund is marketed only to Taft-Hartley Plans and other tax-exempt investors.

Principal and Other Investment Strategies

5.	Under “Principal and Other Investment Strategies,” please clarify principal from non-principal strategies. (p. 7)

Response 5: Based on advice from Principal Global Investors, LLC, the Fund’s Subadviser, that each strategy included in this section is a principal strategy, we have changed this heading to “More Information About Principal Investment Strategies.”

6.	Under “Principal and Other Risks,” please clarify principal from non-principal risks. (pp. 10-12)

Response 6: Based on advice from the Subadviser that each risk included in this section is a principal risk, we have changed this heading to “More Information About Principal Risks.” We also have added the following additional risk:

Mortgage-Backed Securities. Mortgage-backed securities are subject to prepayment risk. When interest rates decline, significant unscheduled prepayments may result. These prepayments must then be reinvested at lower rates. Prepayments may also shorten the effective maturities of these securities, especially during periods of declining interest rates. On the other hand, during periods of rising interest rates, a reduction in prepayments may increase the effective maturities of these securities, subjecting them to the risk of decline in market value in response to rising interest rates. This may increase the volatility of the Fund.

Management of the Fund

7.	The Fund lists several portfolio managers. Please explain each portfolio manager’s role in the investment decision process. (p. 14)

Response 7: As requested, we have added the following disclosure:

The day-to-day portfolio management of the Fund is shared by all of the portfolio managers. The portfolio managers operate as a team, sharing authority and responsibility for research and the day-to-day management of the Fund’s portfolio with no limitation on the authority of one portfolio manager in relation to another. As a practical matter, there are certain aspects of the day-to-day management of the portfolio that ordinarily will be handled by one particular portfolio manager, the main instances of that being (i) portfolio management matters related to the ProLoan Program ordinarily will be handled by Martin Schafer, (ii) credit decisions for the portfolio ordinarily will be handled by Timothy Warrick and William Armstrong, (iii) portfolio management of high yield securities ordinarily will be handled by Lawrence Post, and (iv) portfolio management of preferred securities ordinarily will be handled by Bernard Sussman. Determination of the portions of the Fund allocated to high yield and preferred securities to Lawrence Post’s and Bernard Sussman’s portfolio management, respectively, is collectively made by portfolio managers Schafer, Armstrong and Warrick. The Fund’s Statement of Additional Information provides further information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of shares of the Fund.

8.	Please include how long each portfolio manager has managed the Fund. (p. 14)

Response 8: As requested, we will disclosure that Mr. Martin Schafer has served as Portfolio Manager of the Fund since May 2000, Mr. Armstrong since April 2002, Mr. Warrick since April 2004 and Messrs. Post and Sussman since September 2004.

9.	Please include portfolio manager Lawrence Post’s business experience from 2000-2003. (p. 15)

Response 9: As requested, we will add the following disclosure:

From August 2000 to the present, Lawrence A. Post served as Chief Executive Officer and Chief Investment Officer of Post Advisory Group, LLC.

Purchase, Redemption and Valuation of Fund Shares

10.	Please disclose the circumstances when the Fund would use fair market value (FMV) for securities. (p. 15)

Response 10: As requested, the Fund has added the following disclosure to pages 15-16 of the prospectus:

Swaps, newly issued bonds, restricted securities and any other securities for which market quotations are unavailable from an independent pricing service are valued at a fair price determined by the Subadviser in good faith according to valuation procedures adopted by the Board of Directors. A security may also be fair valued if the Subadviser believes that the market price is stale or when trading of a security has been halted or suspended.

Policy on Market Timing

11.	Please supplement and state whether the risks disclosed in the Fund’s market timing policy are specific to the Fund. (p. 19)

Response 11: We believe that the Fund is not subject to typical market timing risks as are retail equity and international mutual funds. The Fund requires a minimum initial purchase of $1 million and markets its shares directly to Taft-Hartley plans and other tax-exempt investors. The Fund has less than 20 shareholders and investments are made on an infrequent basis only after the Fund has been reviewed by a plan’s investment committee and independent consultant.

Tax Information

12.
Pursuant to Item 6(f)(1)(i) of Form N-1A, indicate whether the Fund will make distributions taxed as ordinary income or capital gains, and disclose the rates at which capital gains are taxed (e.g. long-term capital gains, ordinary income). (p. 20)

Response 12: As described above, Fund shares are marketed only to tax-exempt institutions. As requested, however, we have added the following tax disclosure to page 20 of the prospectus:

Dividends and Capital Gain Distributions. Unless you are a tax-exempt investor, the following will apply. Distributions derived from net investment income, including net short-term capital gains, are taxable as ordinary income or qualified dividend income. Distributions designated as capital gain dividends are taxable as long-term capital gains regardless of the length of time you have owned your Fund shares. The maximum capital gains rate for corporate shareholders is the same as the maximum tax rate for ordinary income. Although distributions are generally taxable when received, certain distributions made in January are taxable as if received the prior December. If you redeem shares, part of your redemption proceeds may represent your allocable share of the distributions made by a Fund relating to that tax year. You will be informed annually of the amount and nature of each Fund’s distributions. You should consult your own tax advisors concerning federal, state and local taxation of distributions from the Fund.

Back Cover

13.	The back cover of the prospectus states that the SAI is not available on the Fund’s web site. Please explain why the SAI is not available. (p. 25)

Response 13: We have revised the back cover to state that the SAI is available on the Fund’s web site.

14.	On the back page of the prospectus, please explain that the SAI is incorporated by reference and is legally part of the Prospectus.

Response 14: The Fund has amended the relevant sentence on this page, paragraph 2 to read:

A Statement of Additional Information (“SAI”) about the Fund has been filed with the Securities and Exchange Commission (“SEC”), and is incorporated herein by reference into (and legally a part of) this prospectus.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION (SAI)

Fund Policies

15.	Please amend the language under “Fund Policies” that implies that ‘senior securities’ includes ‘borrowing money from banks.’ (SAI p. 17)

Response 15: This is a fundamental investment policy that cannot be amended without shareholder approval. The reference to borrowing was included based on the SEC Staff’s position that certain transactions with banks (such as reverse repos) are borrowings that also involve senior security issues.

Management of the Fund

16.	In the “Portfolio Managers” section, please state whether the portfolio managers are jointly responsible for day-to-day management of the Fund and investment decisions. (SAI p. 27)

Response 16: As requested, identical language to Response 7 above will be added to the SAI on p. 27.

17.	Please describe if the investment performance and gross performance is based upon pre-tax or post-tax figures. (SAI p. 29)

Response 17: As requested, we will disclose that the investment performance and gross performance is based upon pre-tax figures.

18.	Disclose any potential conflicts of interest the manager or subadviser may have with respect to their management of the Fund. (SAI p. 30)

Response 18: As requested, we have added the following disclosure regarding conflicts of interest:

Manager’s Conflicts of Interest. The Manager’s administration of the ProLoan program may create a potential conflict of interest between it and the Fund’s shareholders. For example, to the extent that the ProLoan program offers preferential loan terms to borrowers in a particular geographic area, which results in an increase in the employment of members of a union labor whose pension plan invests in the Fund, this benefit may be achieved at an additional cost to the Fund and all of its shareholders. Although the Fund’s secondary objective is to promote employment in the home construction industry through the ProLoan program, trade union members whose pension plans invest in the Fund may benefit more than labor unions in general if a ProLoan program is established in the geographic area in which that union is located.

Portfolio Managers’ Conflicts of Interest. The Portfolio Managers provide investment advisory services to numerous clients other than the Fund. The investment objectives and policies of these accounts may differ from those of the Fund. Based on these differing circumstances, potential conflicts of interest may arise because the Portfolio Managers may be required to pursue different investment strategies on behalf of the Fund and other client accounts. For example, a Portfolio Manager may be required to consider an individual client's existing positions, personal tax situation, suitability, personal biases and investment time horizon, which considerations would not affect his investment decisions on behalf of the Fund. This means that research on securities to determine the merits of including them in the Fund's portfolio are similar, but not identical, to those employed in building private client portfolios. As a result, there may be instances in which a Portfolio Manager purchases or sells an investment for one or more private accounts and not for the Fund, or vice versa. To the extent the Fund and other clients seek to acquire the same security at about the same time, the Fund may not be able to acquire as large a position in such security as it desires or it may have to pay a higher price for the security. Similarly, the Fund may not be able to obtain as large an execution of an order to sell or as high a price for any particular security if the Portfolio Managers desire to sell the same portfolio security at the same time on behalf of other clients. On the other hand, if the same securities are bought or sold at the same time by more than one client, the resulting participation in volume transactions could produce better executions for the Fund.

If you have additional questions, please do not hesitate to contact me at (636) 207-0160.

Sincerely,

/s/ John W. Stewart

John W. Stewart
Chairman and President
Builders Fixed Income Fund, Inc.